UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

               ROBERTS PHARMACEUTICAL CORPORATION
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of class of Securities)

                            77049-108
                         (CUSIP Number)

                  YAMANOUCHI GROUP HOLDING INC.
               YAMANOUCHI PHARMACEUTICAL CO., LTD.
               (Names of Persons Filing Statement)


                     Richard W. Canady, Esq.
         Howard, Rice, Nemerovski, Canady, Falk & Rabkin
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 399-3027
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)

                          July 26, 1999
     (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
          schedule because of Rule 13d-1(b)(3) and (4), check the following box [ ].

       Check the following box if a fee is being paid with
                      this statement [  ].

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CUSIP No. 77049-108         SCHEDULE 13D            Page 2 of 5


1.  Name of Reporting Person                         YAMANOUCHI
                                       PHARMACEUTICAL CO., LTD.

    IRS Identification No. of Above                  13-2971791
    Person

2.  Check the Appropriate Box if a Member   (a)  [x]  (b)  [  ]
    of a Group

3.  SEC USE ONLY

4.  Source of Funds                                          WC

5.  Check Box if Disclosure of Legal                       [  ]
    Proceedings is Required Pursuant to Items
    2(d) or 2(e)

6.  Citizenship or Place of Organization                  Japan

      NUMBER OF     7.  Sole Voting Power                   -0-
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
     PERSON WITH

                    8.  Shared Voting                 5,048,500
                        Power

                    9.  Sole Dispositive                    -0-
                        Power

                    10. Shared                        5,048,500
                        Dispositive Power

11. Aggregate Amount Beneficially Owned               5,048,500
    by Each Reporting Person

12. Check Box if the Aggregate Amount in                   [  ]
    Row 11 Excludes Certain Shares

13. Percent of Class Represented by                       15.8%
    Amount in Row 11

14. Type of Reporting Person                                 HC



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CUSIP No. 77049-108         SCHEDULE 13D            Page 3 of 5


1.  Name of Reporting Person                   YAMANOUCHI GROUP
                                                  HOLDING, INC.

    IRS Identification No. of Above                  94-3091443
    Person

2.  Check the Appropriate Box if a Member   (a)  [x]  (b)  [  ]
    of a Group

3.  SEC USE ONLY

4.  Source of Funds                                          AF

5.  Check Box if Disclosure of Legal                       [  ]
    Proceedings is Required Pursuant to Items
    2(d) or 2(e)

6.  Citizenship or Place of Organization               Delaware

      NUMBER OF     7.  Sole Voting Power                   -0-
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
     PERSON WITH

                    8.  Shared Voting                 5,048,500
                        Power

                    9.  Sole Dispositive                    -0-
                        Power

                    10. Shared                        5,048,500
                        Dispositive Power

11. Aggregate Amount Beneficially Owned               5,048,500
    by Each Reporting Person

12. Check Box if the Aggregate Amount in                   [  ]
    Row 11 Excludes Certain Shares

13. Percent of Class Represented by                       15.8%
    Amount in Row 11

14. Type of Reporting Person                                 CO

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CUSIP No. 77049-108         SCHEDULE 13D            Page 4 of 5


        This Amendment No. 6 to Schedule 13D is being filed to report the agreement of Yamanouchi Group Holding Inc. ("Yamanouchi") to vote all of its shares of stock of Roberts Pharmaceutical Corporation in favor of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 26, 1999, among Shire Pharmaceuticals Group PLC ("Shire"), Ruby Acquisition Sub Inc. and Roberts Pharmaceutical Corporation ("Roberts"). Under the Merger Agreement, all of the outstanding shares of common stock of Roberts will be converted into the right to receive American Depositary Shares of Shire or ordinary shares of Shire.

        Item 6.  Contracts, Arrangements, Understandings Or
Relationships With Respect To Securities Of The Issuer.

         Concurrently with the execution of the Merger Agreement, Yamanouchi entered into a Shareholder Agreement with Shire, dated as of July 26, 1999, pursuant to which Yamanouchi agreed to vote all of its shares of stock of Roberts for the approval and the adoption of the Merger Agreement. The Shareholder Agreement provides Yamanouchi with shelf and piggyback registration rights with respect to any American Depositary Shares of Shire that Yamanouchi receives upon consummation of the merger. Subject to the rights of the parties to pursue any claims arising out of breaches that occur prior to termination, the Shareholder Agreement terminates on the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the second anniversary of the Closing Date (as defined in the Merger Agreement), (iii) upon any amendment of the Merger Agreement to decrease the merger consideration per share, and (iv) December 31, 1999, if the effective time of the merger has not occurred by such date.

        Item 7.  Material To Be Filed As Exhibits.

        Exhibit 7:  Shareholder Agreement between Shire and
Yamanouchi dated as of July 26, 1999 (incorporated by reference to Exhibit 10.2 to the Form 8-K of Roberts, filed on July 27,
1999).


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CUSIP No. 77049-108         SCHEDULE 13D            Page 5 of 5


                           Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 28,1999       YAMANOUCHI PHARMACEUTICAL CO., LTD.

                           By:

                                /s/ Kaoru Kimura
                                ________________________________
                           Name:   Kaoru Kimura
                           Title:  Managing Director



                           YAMANOUCHI GROUP HOLDING INC.

                           By:

                                /s/ Jiro Ichinaka
                                ________________________________
                           Name:   Jiro Ichinaka
                           Title:  Chief Executive Officer